August 20, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copley Fund, Inc. Response to Staff’s Comments to Preliminary Proxy Statement Filed June 28, 2019 (File Nos.: 2-60951 and 811-02815)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the Copley Fund, Inc. (the “Fund”). Mr. Ryan Sutcliffe and Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments on July 10, 2019 regarding the Preliminary Proxy Statement (the “Preliminary Proxy”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, on behalf of the Fund. Set forth below is a summary of the Staff’s comments and the Fund’s response to each:

Preliminary:

1.	Please confirm that all blank placeholders in the Preliminary Proxy will be filled in at the time the definitive Proxy Statement (the “Definitive Proxy”) is filed.

RESPONSE: The Fund confirms that all placeholders in the Preliminary Proxy will be filled in with the filing of the Definitive Proxy.

General:

2.	Please confirm in your response letter whether Dr. Vijay Chopra has any ownership interest in the Fund’s investment adviser, Copley Financial Services Corp. (the “Adviser” or “CFSC”).

RESPONSE: The Fund confirms that Dr. Chopra does not have an ownership interest in CFSC.

3.	In the first paragraph on page 5 of the Preliminary Proxy, it is indicated that the fee paid to the proposed sub-adviser, DCM Advisors, LLC (“DCM”), under the proposed sub-advisory agreement (the “Sub-Advisory Agreement”) will be equal to a percentage of the fee payable to the Adviser under the advisory agreement between CFSC and the Fund (the “Advisory Agreement”). Please revise the disclosure to state the specific percentage of the fee that will be payable to DCM under the Sub-Advisory Agreement.

RESPONSE: The second sentence of the first paragraph on page 5 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows (additional language has been underlined, deleted language has been struck through):

“Pursuant to the Sub-Advisory Agreement, the Adviser (and not the Fund) will pay the Sub-Adviser for its services, which fee will be equal to 75% ~~a percentage~~ of the fee payable to the Adviser under the Advisory Agreement.”

4.	On page 4 of the Preliminary Proxy, it is stated that the sole owner of CFSC, Mr. Irving Levine, passed away in May 2018. Mr. Levine’s death appears to have resulted in a change of control of CFSC and, therefore, an “assignment” (as defined in Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of CFSC’s advisory agreement with the Fund. Pursuant to Section 15(a)(4) of the 1940 Act, an investment advisory agreement with an investment company must provide for its automatic termination in the event of its assignment. In light of the foregoing, please:

a.	Explain in your response letter why no action was taken by CFSC to seek shareholder approval of a new advisory agreement between CFSC and the Fund following Mr. Levine’s death. Please identify any rule or exemption pursuant to which the Fund is relying upon to maintain a valid investment advisory agreement with CFSC following Mr. Levine’s death;

b.	Provide more information in your response letter about how the Fund was managed following Mr. Levine’s death.

RESPONSE:

a.	The Fund and CFSC relied on Rule 2a-6 of the 1940 Act, which provides that a transaction which does not result in a change of actual control or management of an investment adviser to an investment company is not an assignment for purposes of Section 15(a)(4) of the 1940 Act. Rule 201 (a)(1)-1 of the Investment Advisors Act of 1940 is similar.

The Releases proposing Rule 2a-6 (Release IC-10809, 44 Fed. Reg. 47100-47103, August 10, 1979) and promulgating Rule 2a-6 (Release IC-11005, 45 Fed. Reg. 1860-1861, January 9, 1980) indicate that the statutory provisions in Section 15(a) were designed to inhibit trafficking in investment advisory contracts. The Release promulgating Rule 205 (a)(1)-1 of the Investment Advisors Act is likewise similar. As more fully explained in response (b) below, notwithstanding Mr. Levine’s demise, there was no change in control of CFSC and management of the Fund’s portfolio was managed by someone who had functioned as sub-advisor for years. There clearly was no trafficking in the advisory contract by the fiduciary for Mr. Levine’s Estate.

b.	The Fund was managed after Mr. Levine’s death as follows.

Irving Levine, the founder of the Fund and CFSC, as well as the Fund’s portfolio manager, died on May 5, 2018. Coincidentally, the Fund’s 2018 Annual Report was about to be mailed to its shareholders. The mailing was held until a letter from the Board of CFSC was prepared and included in the mailing to shareholders. The letter advised the shareholders of Mr. Levine’s death but assured them that CFSC would continue to manage the Fund as it had been managed to date, with the day to day portfolio management in the hands of Peter Gottlieb, a registered investment advisor and principal of North Star Investment Management (“North Star”). Mr. Gottlieb was fully familiar with the Fund’s investment policies, strategies and its portfolio, having functioned as a sub-advisor to the Fund and coordinated with Mr. Levine for many years on a constant and regular basis.

On May 17, 2018, at a Board meeting of CFSC, Mr. Gottlieb was unanimously elected Vice President of CFSC and the Advisory Agreement with the Fund was unanimously reaffirmed as was the $60,000 annual fee waiver.

Also on May 17, 2018, at a Board meeting of the Fund, the Advisory Agreement with CFSC was unanimously reaffirmed and discussion was had concerning transitioning the advisory relationship to North Star. Mr. Gottlieb was unanimously approved as portfolio manager of the Fund.

David Faust, as Irving Levine’s nominated Personal Representative and, therefore sole shareholder of CFSC, reconfirmed the CFSC Board. Thus, the continuity of the management of CFSC remained unchanged.

While the portfolio of the Fund continued to be managed as it had been for years, the Fund’s Board gave serious attention to the pluses and minuses of keeping the Operating Division, which constituted a very small fraction of the Fund’s assets and made no meaningful contribution to the Fund’s income or performance. At the same time, Mr. Faust, as sole shareholder of CFSC, in full coordination and consultation with the Fund’s and CFSC’s respective Boards, began discussions with Peter Gottlieb with a view to selling CFSC to North Star. Those discussions had progressed to the point of having contracts virtually ready for signature when, in March, 2019, an insurmountable impasse developed and negotiations ended. Knowing that this would likely result in Mr. Gottlieb’s resignation as Vice President of CFSC and as portfolio manager of the Fund, the Boards of both the Fund and CFSC immediately began to consider alternatives for a sub-advisor and portfolio manager. This was done as a matter of urgency.

Various fund managers were considered, with the focus on those that managed funds with similar objectives to the Fund. Information on managers was obtained from publicly available sources. The search then narrowed to asset managers with some prior relation to the Fund. One was Griffin Asset Management, which had been a sub-advisor to the Fund. Another was DCM Advisors, to which the Fund had been introduced by Steve Brown, a director of CFSC. Information about other Fund managers was accessed via publicly available sources and reviewed. Douglas M. Famigletti of Griffin Asset Management, with whom the Fund Board was familiar because of Griffin Asset Management’s role as a sub-advisor, was interviewed. A Copley Fund Board member also met several times with principals of DCM and, separately, with Dr. Chopra. Messrs. Hale and Gaines were informed of these meeting via regular telephone calls. See also Response to 25 (a). After extensive discussions with DCM, and review of the Section 15(c) material provided to CFSC and the Board by DCM, it was decided by both Boards that DCM was the best alternative for the role of sub-advisor and that Dr. Vijay Chopra was eminently qualified to be portfolio manager.

Mr. Gottlieb resigned as the Fund’s portfolio manager and as CFSC’s Vice President effective April 1, 2019. Dr. Chopra was elected to these posts effective the same day.

On April 12, 2019, in separate Board meetings, the Fund and CFSC unanimously approved a sub-advisory agreement between the Fund and DCM Advisors, subject to Fund shareholder approval. Work on a preliminary proxy statement for that purpose commenced promptly thereafter. Since then, Dr. Chopra has managed the Fund’s portfolio in a manner totally consistent with the way it was managed before. The Boards of both the Fund and CFSC get daily reports from Gemini as to the Fund’s portfolio and activities. Effective control remains unchanged.

5.	On page 5 of the Preliminary Proxy the current members of the Board are identified. The Staff notes that Mr. Roy G. Hale is identified as an Independent Director and is also identified as the President and Treasurer of the Fund. Please review Sections 2(a)(19) and 2(a)(3) of the 1940 Act and explain in your response letter how Mr. Hale qualifies as an independent director of the Fund in light of his officer positions with the Fund.

RESPONSE: The Fund recognizes that Mr. Hale has not been an Independent Director of the Fund since his election as President, which occurred subsequent to Mr. Levine’s death. The Fund proposes to add at least one new independent Director to the Board, and is considering adding a second new independent Director if an appropriate candidate can be identified. In connection therewith, the Fund proposes to add one or two independent Director candidates to the Definitive Proxy for consideration by shareholders. If all candidates are elected by shareholders, moving forward the Board would be comprised of 2 or 3 independent Directors (Mr. Gaines and the one or two new Directors) and two interested Directors (Mr. Hale and Mr. Faust).

6.	In light of the Fund’s response to Comment 5 above, please address in your response letter the Fund’s compliance with:

a.	The requirement set forth in Section 10(a) of the 1940 Act that no more than 60% of the board of directors of a registered investment company may be comprised of interested persons; and

b.	Section 15(f) of the 1940 Act, and in particular section 15(a)(f)(1)(A), to the extent that you believe it is applicable to the Fund’s situation.

RESPONSE:

a.	See response to 5.

b.	The Fund does not believe that section 15 (a)(f)(1)(A) of the 1940 Act is applicable because section 15 (a)(f) applies in situations where an investment advisor or affiliate is compensated for the sale of securities or interests in the investment advisor. That is not the case here.

7.	In the third paragraph on page 6 of the Preliminary Proxy, please remove “take a few minutes to” from the bolded statement.

RESPONSE: The third paragraph on page 6 of the Preliminary Proxy will be revised to read as follows in the Definitive Proxy (deleted language has been struck through):

“In order to avoid the added cost of follow-up solicitations and possible adjournments, please ~~take a few minutes to~~ read the Proxy Statement and cast your vote.”

8.	Please ensure that, in accordance with Item 1(a) of Schedule 14(a), the location of the meeting has been provided in the Definitive Proxy.

RESPONSE: The Fund will indicate the location, date and time of the meeting in the Definitive Proxy.

9.	In the second paragraph on page 10 of the Preliminary Proxy, it states that the Board performed an “independent search” for a suitable sub-adviser. Please provide more information in your response letter about the search that was conducted by the Board, including whether the Board met with sub-adviser candidates other than DCM and consider revising the disclosure in the Definitive Proxy to provide more information about the search that was undertaken.

RESPONSE: Please refer to the response provided to Comment 4 above.

10.	In the third paragraph on page 10 of the Preliminary Proxy, it states that DCM currently serves as investment adviser to another mutual fund. Please identify in your response letter the other mutual fund for which DCM serves as investment adviser and, insofar as the management of that fund presents any conflicts of interest with respect to DCM’s proposed management of the Fund, explain in your response letter what would be done to mitigate those conflicts of interest.

RESPONSE: DCM serves as the investment adviser to the Centaur Total Return Fund, a series of the Centaur Mutual Funds Trust. To the extent DCM has potential conflicts of interest regarding the allocation of trades, DCM has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages, including the Fund, are fairly allocated over time.

11.	In the fifth paragraph on page 10 of the Preliminary Proxy it states that the fee paid to DCM under the Sub-Advisory Agreement will be equal to a percentage of the fee payable to the Adviser under Advisory Agreement. Please revise the disclosure to state the specific percentage of the fee that will be payable to DCM under the Sub-Advisory Agreement.

RESPONSE: The second sentence of the fifth paragraph on page 10 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows (additional language has been underlined, deleted language has been struck through):

“Pursuant to the Sub-Advisory Agreement, the Adviser (and not the Fund) will pay the Sub-Adviser for its services, which fee will be equal to 75% ~~a percentage~~ of the fee payable to the Adviser under the Advisory Agreement.”

12.	On page 11 of the Preliminary Proxy, following the question regarding whether approval of the Advisory Agreement and Sub-Advisory Agreement will increase the fees payable by the Fund under the former investment advisory agreement with CFSC (the “Former Advisory Agreement”), the Preliminary Proxy states that there will be no increase in fees as a result of the approval of the Advisory Agreement and Sub-Advisory Agreement. It further states that CFSC expects to continue to voluntarily waive a portion of the advisory fee in accordance with historical practice, but that the Adviser is not obligated to continue to do so “for this or any future year”. The Staff notes that one of the requirements under Section 15(f) of the 1940 Act is that there is not imposed on the fund an unfair burden as a result of the proposed transaction. To the extent Section 15(f) if applicable, please indicate in your response letter how the Fund believes it is meeting the requirements under Section 15(f).

RESPONSE: The proposed agreements for which shareholder approval will be sought will not result in any increase in fees, costs, or expenses or other burden to the Fund. The fee structure with CFSC is exactly the same as the fee structure that has been in place for years. The sub-advisory agreement does not provide for payments by the Fund to the Sub-advisor.

The Fund and CFSC have entered into an agreement that will require the $60,000 waiver by CFSC for a two-year period. Accordingly, the Definitive Proxy will be revised as indicated in response to Comment 22.

13.	On page 11 of the Preliminary Proxy, following the question “Will the approval of the Advisory Agreement and/or the Sub-Advisory Agreement increase the fees payable by the Fund under the Former Advisory Agreement”, it states that the fee paid to DCM under the Sub-Advisory Agreement will be equal to a portion of the fee payable to the Adviser under Advisory Agreement. Please revise the disclosure to state the specific percentage of the fee that will be payable to DCM under the Sub-Advisory Agreement.

RESPONSE: The last sentence of the answer to the question will be revised in the Definitive Proxy to read as follows (additional language has been underlined, deleted language has been struck through):

“The Sub-Adviser will be paid a fee equal to 75% ~~a portion~~ of the fee received by CFSC under the Advisory Agreement and as such, the Sub-Advisory Agreement will not increase the fees payable by the Fund.”

14.	On page 11 of the Preliminary Proxy under the question “Why am I being asked to elect Directors?” please revise the disclosure to state whether any of these directors have been previously elected by shareholders.

RESPONSE: The paragraph following “Why am I being asked to elect Directors?” will be revised in the Definitive Proxy to read as follows (additional language has been underlined and deleted language has been struck through):

“Federal securities laws generally require that a majority of the members of a Fund’s board of directors be elected by shareholders. However, as permitted by the Nevada corporation law, the Fund’s by-laws provide that directors are elected by the directors. The members of the Fund’s current Board of Directors (the “Directors”) are Mr. Roy G. Hale, Mr. Gary S. Gaines, and Mr. David I. Faust. None of the Directors has been previously elected by the Fund’s shareholders. The Board has nominated each of Mr. Hale, Mr. Gaines, and Mr. Faust (the “Nominees”) for continued service on the Board and has also nominated [name(s) of new independent Director candidate(s)] as new independent Director candidate(s), subject to shareholder approval. Each of the current Director Nominees has been nominated ~~in part~~ because of the Nominee’s ~~experience as a director or trustee for a registered investment company and~~ experience working with the Fund and the Adviser, as well as their knowledge of the Adviser. [Information about new independent Director nominee(s) to be filled in.] To ensure compliance with the aforementioned requirements, shareholders are being asked to elect each of Nominees.”

15.	The Staff notes that on page 25 of the Preliminary Proxy it states that Fund directors serve for a term of three years or until the next annual meeting of the Board, whichever occurs first or until such director retires, or until he/she dies, resigns, or is removed, whichever is sooner. Please confirm whether this stated duration for the Fund’s directors’ terms has been consistent with Fund governance.

RESPONSE: The Fund confirms that the stated duration for the Fund’s directors’ terms is consistent with past practice.

16.	On page 12 of the Preliminary Proxy the second question reads “Who are the nominees for election or reelection to the Board?” Please consider whether it would be appropriate to delete the word “reelect” from the question.

RESPONSE: The question on page 12 “Who are the nominees for election or reelection to the Board?” will be revised in the Definitive Proxy to read as follows (deleted language has been struck through):

“Who are the nominees for election ~~or reelection~~ to the Board?”

17.	The Staff notes that on page 12 of the Preliminary Proxy under the question that reads “Who are the nominees for election or reelection to the Board?” Mr. David I. Faust is identified as an interested Director due to his relationship with the Adviser. Please revise the disclosure to explain the nature of Mr. Faust’s relationship with the Adviser.

RESPONSE: The following sentence will be added at end of the answer to the question in the Definitive Proxy:

“Mr. Faust is the controlling person of the Adviser as its sole owner, albeit in his capacity as personal representative of the Estate of Mr. Irving Levine.”

18.	On page 14, under the question “What happens if the Proposals are not approved?” the Preliminary Proxy states that if the Proposal with respect to the election of Directors is not approved, then the Directors will continue to serve as directors of the Fund. Please consider the implications of Section 16(a) of the 1940 Act if the Directors have not been previously elected by the Fund’s shareholders, specifically with respect to the requirement that at least two thirds of an investment company’s directors must be elected by shareholders. To the extent that the Directors have not been previously elected by shareholders, please explain in your response why the Fund has not previously applied for an exemption or extension from the Commission with respect to the requirements of Section 16(a) and whether the Fund intends to do so now.

RESPONSE: See Response to 14. If the Nominees are not approved, the Fund will endeavor to determine why and will seek such administrative relief as may be appropriate pending a renewed effort to obtain shareholder approval.

19.	Pursuant to Item 4(a)(4) of Schedule 14A, please ensure that all material terms of the contract with the proxy solicitor are disclosed in the Definitive Proxy.

RESPONSE: A proxy solicitation firm has not yet been formally engaged to conduct a solicitation of proxies in connection with the Meeting. If a proxy solicitor is engaged, the Fund confirms that all material terms of the contract with such proxy solicitation firm will be disclosed in the Definitive Proxy.

20.	The Staff notes that in the third paragraph under Proposals 1 and 2 on page 16 of the Preliminary Proxy it states that DCM serves as investment adviser to another mutual fund. Please identify the other mutual fund for which DCM serves as investment adviser and, insofar as the management of that fund presents any conflicts of interest with respect to DCM’s proposed management of the Fund, explain in your response letter what would be done to mitigate those conflicts of interest.

RESPONSE: DCM serves as the investment adviser to the Centaur Total Return Fund, a series of the Centaur Mutual Funds Trust. To the extent DCM has potential conflicts of interest regarding the allocation of trades, DCM has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages, including the Fund, are fairly allocated over time.

21.	The Staff notes that in the last paragraph on page 16 of the Preliminary Proxy it states that the fee paid to DCM under the Sub-Advisory Agreement will be equal to a percentage of the fee payable to the Adviser under Advisory Agreement. Please revise the disclosure to state the specific percentage of the fee that will be payable to DCM under the Sub-Advisory Agreement.

RESPONSE: The second sentence of the last paragraph on page 16 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows (additional language has been underlined, deleted language has been struck through):

“Pursuant to the Sub-Advisory Agreement, the Adviser (and not the Fund) will pay the Sub-Adviser for its services, which fee will be equal to 75% ~~a percentage~~ of the fee payable to the Adviser under the Advisory Agreement.”

22.	On page 18 of the Preliminary Proxy it states that the Adviser expects to continue waiving a portion of its fees, up to a maximum of $30,000 per year. Elsewhere in the Preliminary Proxy it is stated that CFSC’s historical practice was to waive $60,000 of its advisory fee per year. Please explain this discrepancy.

RESPONSE: The reference to $30,000 was a typographic error. The second sentence of the second paragraph on page 18 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows (additional language has been underlined, deleted language has been struck through):

“The Adviser has contractually agreed to waive $60,000~~expects to continue voluntarily waiving a portion~~ of the advisory fee otherwise payable by the Fund for a two year period~~, as it has historically done, up to a maximum of $60,000$30,000 per year, provided that the Adviser is under no obligation to do so for this or any future year(s)~~.”

23.	The Staff notes that on Page 18, under “Other Information” the Preliminary Proxy references the liquidation of the “Operating Division” of the Fund and a liability to Stuffco International, Inc. Please provide more information about the liquidation, including what is being liquidated, how it is taking place, etc. Please also provide any additional information about the liability to Stuffco International, Inc.

RESPONSE: The liability of the Operating Division to Stuffco International Inc. was for rent; it has been paid.

The only significant assets of the Operating Division are its inventory of handbags, accessories and related items. The inventory is being sold over the summer months, the busy season, in the two locations of the Operating Division. After Labor Day, any remaining inventory will be sold to a liquidator or disposed of, the sales staff will be terminated and the two outlets will be closed. Given the size of the Operating Division (net income of $8,379 in fiscal 2019 and gross assets of less than $100,000), its liquidation will not have a significant effect on the Fund’s income, operations or net asset value.

24.	On page 19 the Preliminary Proxy states that the description of the Advisory Agreement and the Sub-Advisory Agreement is qualified in its entirety by reference to Exhibit A and Exhibit B. Please revise this statement to comply with the Commission’s “plain English” principles.

RESPONSE: The second sentence of the last paragraph on page 19 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows (additional language has been underlined, deleted language has been struck through):

“The descriptions ~~of each such agreement set forth~~ in this Proxy Statement of the proposed Advisory Agreement and the Proposed Sub-Advisory Agreement are summaries only. For the entire terms of these agreements, please refer ~~is qualified in its entirety by reference~~ to Exhibit A and Exhibit B. To the extent the summary descriptions in the Proxy Statement are different from the terms of the agreements found in Exhibit A and Exhibit B, the agreements themselves will control.”

25.	The Preliminary Proxy discusses at pages 20-22 the process that the Board undertook in considering approval of the Advisory Agreement and Sub-Advisory Agreement and the factors the Board considered in reaching its conclusion to recommend that the shareholders approve these agreements. The Staff has a number of comments regarding the description of the factors and the conclusions that were provided:

a.	As a general matter, the Staff observes that the description provided consists primarily of conclusory statements. Please revise the disclosure to provide more factual support for the conclusions that are listed and to provide more detail with regard to what the Board reviewed in the course of this process and why.

b.	With regards to the Board’s review of the Fund’s performance, the Preliminary Proxy notes that the Board considered that the Fund’s performance had been generally favorable, but was somewhat mixed across all comparative benchmarks. Please confirm in your response letter what benchmarks were used and revise the disclosure to provide more information about the comparative benchmarks reviewed by the Board.

c.	Please revise the disclosure to provide more information regarding the Board’s review of the performance of DCM (i.e., the performance of other accounts managed by DCM).

d.	With regards to fees and expenses, the Preliminary Proxy states that the Board reviewed the advisory fees paid by similarly sized funds and found the Fund’s fees to be competitive. Please identify in your response letter the similarly sized Funds to which the Board compared the Fund’s fees.

e.	With regards to profitability, please revise the disclosure to provide more information regarding how the Board reached its conclusions both with respect to the profitability of CFSC from its relationship with the Fund and the anticipated profitability of DCM from the relationship to the Fund, including whether the Board reviewed financial statements for CFSC and/or DCM.

RESPONSE:

a.	The disclosure will be revised to reflect the following in the Definitive Proxy:

On April 12, 2019, the Board of Directors of the Fund approved the continuation of the advisory agreement with Copley Financial Services Corp. The Board’s decision regarding the CFSC advisory agreement reflects the exercise of its business judgment on whether to continue the existing arrangement. Prior to approving the continuation of the advisory agreement, the Board considered, among other things:

•	the nature, extent and quality of the services provided by CFSC

•	the investment performance of the Fund

•	the costs of the services to be provided and profits to be realized by CFSC from its relationship with the Fund, including the value of the investment fee waivers.

•	the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale

•	the expense ratio of the Fund

•	performance and expenses of comparable funds

•	any indirect benefits that may accrue to CFSC and its affiliates as a result of its relationship with the Fund.

•	the extent to which the independent Board members are fully informed about all the facts the Board deems relevant bearing on CFSC’s services and fees.

The Board was aware of these factors and was guided by them in its review of the Fund’s advisory agreement to the extent it considered them to be relevant and appropriate, as discussed further below. The Board considered and weighted these circumstances in light of its substantial accumulated experience in governing the Fund and working with CFSC on matters related to the Fund, and was assisted by legal counsel.

In considering the nature, extent and quality of the services provided by CFSC, the Board of Directors reviewed the portfolio management and operating division supervision services provided by CFSC to the Fund. The Board concluded that CFSC was providing essential services to the Fund. In addition, the Board concluded that CFSC was providing unique and specialized supervision of the Fund's operating division. In its decision to continue the existing agreement the Board was mindful of the potential disruptions of the Fund’s operations and various risks, uncertainties and other effects that could occur as a result of a decision to terminate or not renew the contract. In particular, the Board recognized that most shareholders have invested in the Fund on the strength of CFSC’s industry standing and reputation and with the expectation that CFSC will have a continuing role in providing advisory services to the Fund.

The Directors compared the performance of the Fund to benchmark indices over various periods of time. The Directors noted that the Fund’s performance must be considered in light of the Fund’s structure which is designed to avoid the trauma of extreme volatility in its investments. They concluded that the performance reflected this structural goal generally outperforming in volatile down markets and underperforming in bull type markets. It also examined the Fund's investment objective and the dividend paying record of the portfolio securities selected by CFSC. Based upon this the Board concluded that the performance of the Fund and particularly the performance of the portfolio securities themselves warranted the continuation of the advisory agreement.

In concluding that the advisory fees payable by the Fund were reasonable, the Directors reviewed a report of the costs of services provided by CFSC and Stuffco International Inc. (a company wholly owned by Mr. Levine) from their relationship with the Fund and concluded that such profits were reasonable and not excessive. The Directors also reviewed reports comparing the expense ratio and advisory fee paid by the Fund to those paid by other comparable mutual funds and concluded that the advisory fee paid by the Fund was equal to or lower than the average advisory fee paid by comparable mutual funds. The Board also considered that the Fund’s expense ratio had decreased slightly. In particular, the Board concluded that the Fund’s expense ratio had remained higher than historical measures due to increased expenses related to addressing the tax accrual accounting issue and the fact that the expense ratio is calculated based upon net assets including a liability for a large tax reserve which operates to distort the ratio as compared to most other funds. They did find significant, the fact that CFSC had waived the receipt of $60,000 of its advisory fee, a practice it has engaged in for many years, in an effort to control the Fund's expense ratio.

These considerations, and the decades long experience with CFSC, were the basis for the Fund’s Board decision to recommend continuing with CFSC as its Adviser under a new Advisory Agreement, with essentially the same terms and fee structure as had been in place since the Fund’s inception.

In selecting a Sub-Advisor, initial considerations were to identify a registered investment advisor experienced in managing assets of a registered investment company, with the staff and experience to do the job but not one so big that the Fund would not be a significant client. Assurance of the understanding, acceptance and willingness to follow the structure and the focused investment program of the Fund were also critical. After several visits to DCM’s offices to get a sense of its size and operations, several meetings with its principals and separate meetings with Dr. Chopra, the Board determined that DCM was the appropriate choice. That determination was confirmed by the 15 (c) information provided prior to and considered by the Copley and CFSC Boards at their April 12, 2019 meeting.

In deciding whether to approve the Sub-Advisory Agreement, the Fund Board considered numerous factors, including:

(i) The nature, extent, and quality of the services to be provided by the Sub-Adviser. After reviewing the foregoing information and the further information in the Sub-Adviser 15(c) Memorandum (e.g., descriptions of Sub-Adviser’s business and Sub-Adviser’s Form ADV), both individually and collectively, the Fund Board concluded that the quality, extent and nature of the services to be provided by Sub-Adviser and the ability of the Sub-Adviser to perform such services were satisfactory and adequate for the Fund.

(ii) The investment performance of Sub-Adviser. In this regard, the Fund Board considered the performance of accounts managed by Sub-Adviser. Following discussion of Sub-Adviser’s past investment performance, Sub-Adviser’s experience in managing other funds and accounts and other factors, the Fund Board concluded that the investment performance of Sub-Adviser has been satisfactory.

(iii) The costs of the services to be provided and profits to be realized by Sub-Adviser and its affiliates from the relationship with the Fund. The Fund Board examined and evaluated the fee arrangements between the Fund and Sub-Adviser under the Sub-Advisory Agreement, and noted that Sub-Adviser’s compensation for managing the Fund would be solely the responsibility of the Adviser, and that the Fund would not be responsible for paying Sub-Adviser. The Fund Board also considered potential benefits for Sub-Adviser in managing the Fund, including promotion of Sub-Adviser’s name and the potential for Sub-Adviser to generate soft dollars from Fund trades that may benefit Sub-Adviser’s clients other than the Fund (notwithstanding that Sub-Adviser does not currently collect soft dollars). The fee agreed to with the Sub-Advisory would not increase the fees paid by the Fund and, in the judgment of the Fund’s Board, reflected a fair and reasonable allocation of the fees payable by the Fund. After considering all of the foregoing, the Fund Board concluded that the fees to be paid to Sub-Adviser by the Adviser under the Sub-Advisory Agreement are appropriate.

(iv) The extent to which economies of scale would be realized as the Fund grows and whether advisory fee levels reflect these economies of scale for the benefit of the Fund’s investors. In this regard, while acknowledging that Sub-Adviser is paid by the Adviser rather than directly by the Fund, the Fund Board nonetheless considered that the fee charged by the Adviser declines slightly as a percentage of total assets managed by the Adviser as such assets increase and, therefore, the Sub-Adviser’s fees would also decline as a percentage. As the Fund grows, the tax reserve grows as well; this “reserve” is managed by the Adviser and, therefore, the Sub-Adviser but is deducted from total assets in calculating Net Asset Value on which fees are based.

b.	The comparables to which the Fund is compared are the S&P 500 and the Dow Jones Wilshire 5000. This is explained in detail in the Fund’s Annual and Semi-Annual Reports. The Fund proposes to add to the Definitive Proxy the following excerpt from its Annual Report dated April 28, 2019.

COMPARATIVE PERFORMANCE

This chart shows the value of a hypothetical $10,000 investment in the Fund, the S&P 500 and the Dow Jones Wilshire 5000. The S&P 500 is a broad-based market index comprised of the common stock of 500 of the largest companies traded on the U.S. securities markets as measured by market capitalization. The Dow Jones Wilshire 5000 is a market-capitalization weighted index of the market value of all stocks actively traded in the United States. Market indexes do not include expenses which are deducted from Fund returns. There can be no assurance that the performance of the Fund will continue into the future with the same or similar trends depicted below. The graph does not reflect the deduction for taxes that a shareholder may pay on the sale or redemption of shares or on dividends received.

Ten Year Cumulative Return

Copley Fund As of 02/28/19

AVERAGE ANNUAL RETURNS

The following table depicts the periodic 1-, 5-, and 10-year annualized returns on the Copley Fund, the S&P 500 Index, and the Dow Jones Wilshire 5000 Index.

Periods Ended 2/28	1 Year	5 Years	10 Years
Copley Fund	12.73%	11.77%	11.89%
S&P 500	4.68%	10.67%	16.67%
Dow Jones Wilshire 5000	5.20%	9.94%	16.77%

c.	The Fund Board reviewed the information provided by DCM (both the 15 (c) information and information provided regarding its management of the Centaur Fund). Adherence to defined strategies was a critical factor in the Fund’s valuation. The Fund was satisfied that, notwithstanding the difference in investment strategies and objectives, the record of DCM supported its ability to serve as sub-advisor and to continue to help implement the Fund’s strategies and objectives, with discipline. The disclosure will be revised to reflect the foregoing in the Definitive Proxy.

d.	While the Fund’s Board considers publicly available information on fees paid by other funds, it does not keep records of the other funds it looks at for this purpose.

In evaluating the advisory fee to CFSC, it is important to note that it is based on the Fund’s net asset value (NAV). The Fund’s NAV is calculated after a tax reserve ($19,525,365 at 02/28/2019). However, the fair market value of the Fund’s investments in securities plus cash and cash equivalents as at 02/28/2019 was in excess of $115M, which is the actual amount of assets the Advisor is charged with managing.

e.	The Fund’s Board is familiar with CFSC’s financial statements and considered that compensation of $586,351 in fiscal 2019 for managing assets of $115,835,463 (approximately one-half of one percent) is fair, reasonable and competitive. The consistent results achieved by CFSC, in light of the Fund’s stated policies and objectives, support this assessment. The disclosure will be revised to reflect the foregoing in the Definitive Proxy.

26.	The Staff notes that on page 25 the Preliminary Proxy states that Mr. Gary Gaines has been a Director of the Fund since 2009. If the Fund believes that Mr. Gaines is an independent director of the Fund, please revise the disclosure to identify him as such.

RESPONSE: The first sentence of the last paragraph on page 25 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows (additional language has been underlined):

“Mr. Gaines has been an Independent Director of the Fund since 2009.”

27.	On page 26, the Preliminary Proxy states that Mr. Roy G. Hale is retired. Please ensure that all references to Mr. Hale’s profession in the Definitive Proxy include the reference to his being retired. The Staff also notes that Mr. Hale is identified as being a CPA from 1979 until 2018. Please indicate in the response letter whether Mr. Hale’s CPA certificate is currently on inactive status with his state and, if so, revise the disclosure to identify his CPA status as inactive.

RESPONSE: Mr. Hale’s CPA license is currently inactive. References to his being a CPA from 1987 through 2018 will be revised to identify his current CPA status as inactive.

28.	Depending on the Fund’s response to Comment 5 above, please consider whether Mr. Hale should be listed and referred to throughout the Definitive Proxy as an Interested Director of the Fund and revise the disclosure, as appropriate.

RESPONSE: See prior response. The Definitive Proxy will be revised accordingly.

29.	On pages 26-27 of the Preliminary Proxy, the table of directors and officers lists the term of office for each of the directors and officers of the Fund. The Staff notes that on page on page 25 of the Preliminary Proxy it states that Fund directors serve for a term of three years or until the next annual meeting of the Board, whichever occurs first. Please consider whether revisions to the table are appropriate.

RESPONSE: The Fund confirms that the table on pages 26-27 of the Preliminary Proxy will be revised to refer to three year terms for each Director and officer of the Fund.

30.	On page 30 of the Preliminary Proxy there is a table showing the compensation received by the Directors from the Fund. The Staff notes that the columns with the dollar figures appear to be out of alignment with their corresponding headings. Please revise the disclosure as appropriate. In addition, please explain in your response letter why the compensation for Mr. Hale is higher than the compensation received by Mr. Gaines.

RESPONSE: The columns in the Director compensation table on page 30 of the Preliminary Proxy will be revised to be properly aligned with their respective headings in the Definitive Proxy. Mr. Hale’s compensation is higher than that of Mr. Gaines because of Mr. Hale’s additional time spent on financial matters.

31.	On page 30 of the Preliminary Proxy there is a table that lists out the total audit and audit related fees. Please review Item 9(e)(1) and (2) of Schedule 14A and consider whether it would be appropriate to reorganize the table to include the fees for the consent and the review and comment on semi-annual financial statements under the “Audit Related Fees” heading.

RESPONSE: The Fund confirms that the table on page 30 of the Preliminary Proxy will be revised in the Definitive Proxy to read as follows:

Type of Fee	Fiscal Year Ended February 28, 2019	Fiscal Year Ended February 28, 2018
Audit Fees:	$35,000	$30,000
Audit Related Fees:	-	-
• Consent	$3,500	$3,000
• Read and Comment on Semi-Annual Financial Statement	$12,500	$12,000
Total Audit Related Fees:	$16,000	$15,000
Tax Fees:
• Tax preparation	$18,500	$10,000
• 2015-2017 Massachusetts Corporate Tax Returns	$15,000	-
• Accumulated earning project	$5,500	-
Total Tax Fees	$39,000	$10,000
Total	$90,000	$55,000

32.	Please confirm that the table on page 32 of the Preliminary Proxy for the shareholders owning 5% or more of the Fund’s shares will be filled in with the filing of the Definitive Proxy.

RESPONSE: The Fund confirms that the table on page 32 of the Preliminary Proxy will be filled in with the information for shareholders owning 5% or more of the Fund’s shares as of date recent to the filing date of the Definitive Proxy, consistent with the requirements of Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

33.	The Staff notes that Section 5(a) of the proposed Sub-Advisory Agreement included as Exhibit B refers to an expected effective date of approximately July 1, 2019. Please consider revising this section in light of the current expected time frame.

RESPONSE: The first sentence of Section 5(a) of the proposed Advisory Agreement will be revised to read as follows in the Definitive Proxy (deleted language has been struck through):

“This Agreement shall become effective following the approval of this Agreement by the shareholders of the Fund.”

Thank you for your comments. Please contact me at (212) 935-3131 if you have any additional questions or comments.

Very truly yours,

/s/ David I. Faust
David I. Faust

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